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                                    FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July, 2007

                        Commission File Number: 001-33356

                                   Gafisa S.A.
                 (Translation of registrant's name into English)

                      Av. Nacoes Unidas No. 4777, 9th floor
                            Sao Paulo, SP, 05477-000
                          Federative Republic of Brazil
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                       Form 20-F       X              Form 40-F
                                    --------                      ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                          Yes                            No          X
                                    --------                      ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                          Yes                            No          X
                                    --------                      ---------

Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes                            No          X
                                   --------                      ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---


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

                                   Gafisa S.A.

                                TABLE OF CONTENTS


    Item
--------------

1 Communication dated July 19, 2007, regarding the announcement of the earnings release schedule for the 2Q07.


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

            Gafisa S.A. Announces Earnings Release Schedule for 2Q07

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Gafisa S.A.  (Bovespa:  GFSA3;  NYSE: GFA), one of Brazil's leading  diversified national homebuilders, announces its earnings release schedule for 2Q07:


Quiet Period

In accordance with fair disclosure and corporate governance best practices, Gafisa will respect a Quiet Period that will start on July 23, ending immediately after the conference calls on August 7.


Earnings Release 2Q07

August 6, 2007 (after market closing).
The release will be available on our website www.gafisa.com.br/ir



Conference Calls
English                                              Portuguese
August 7, 2007                                       August 7, 2007
11:00 a.m. US EDT                                    09:00 a.m. US EDT
12:00 p.m. Brasilia Time                             10:00 a.m. Brasilia Time
Phone: +1 (973) 935-8893
Replay: +1 (973) 341-3080                            Phone: 55 (11) 2101-4848
Code: 9046538                                        Replay: 55 (11) 2101-4848
                                                     Code: Gafisa

Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and Webcast: A slide presentation will be available for viewing and downloading on our website www.gafisa.com.br/ir. The Conference Calls will be live broadcast over the Internet on the same website, remaining available after the event.

Replay: A conference call replay will be available from August 7 through August 14, 2007. In order to access the replay, dial above mentioned numbers.

Speakers:

Wilson Amaral de Oliveira - Gafisa's CEO
Duilio Calciolari - Gafisa's CFO and IR Officer

                                   Carlos Gros
                               Investor Relations
                             Tel: +55 (11) 3025-9305
                             Fax: +55 (11) 3025-9217
                                ir@gafisa.com.br

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